Exhibit 12(b)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios
for the Nine Months Ended September 30,	2018	2017
Fixed charges:
Interest expense including amortization of debt discount	$630	$531
Portion of rentals representing an interest factor	52	57
Total fixed charges	$682	$588
Earnings available for fixed charges:
Net income	$4,412	$3,434
Equity earnings net of distributions	(82)	(54)
Income taxes	1,313	2,106
Fixed charges	682	588
Earnings available for fixed charges	$6,325	$6,074
Ratio of earnings to fixed charges	9.3	10.3